

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2019

Christian Gormsen
Chief Executive Officer
Eargo, Inc.
1600 Technology Drive, 6th Floor
San Jose, CA 95110

>   **Re: Eargo, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted November 8, 2019**
>   **CIK No. 0001719395**

Dear Mr. Gormsen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   Please revise your disclosure to provide objective support for your statements that your Eargo hearing aids are the "first and only" virtually invisible, rechargeable, completely-in-canal, FDA regulated, exempt Class I device for the treatment of hearing loss and a "first-of-its-kind product" or revise these statements to make it clear that they are management's beliefs.

Key Advantages of Our Solution, page 7

2.   We note your disclosure that your average net promoter score (NPS) was over 45 for the

period from June 2018 to September 30, 2019. Please put this number into perspective for investors and discuss why you view an NPS score of 45 as a positive indicator. Please also revise this section to include a cross-reference to your discussion of NPS on page 64.

Implications of Being an Emerging Growth Company, page 9

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 65

4.   Please revise your use of proceeds section to indicate the approximate amount of the proceeds intended to be used for each purpose that you have disclosed. Refer to Item 504 of Regulation S-K.

Managements discussion and analysis of financial condition and results of operations
Overview, page 74

5.   We note you have sold over 25,000 Eargo hearing aid systems as of September 30, 2019. Please clarify whether this number is net of returns.

Factors affecting our business
Return rate, page 75

6.   Please expand your disclosure to identify the primary underlying reasons your customers are returning the purchased products. In addition, describe the reasons your return rate declined during 2019.

Results of operations
Revenue, net, page 78

7.   You disclose that revenue increased due to increased lead conversion and the commencement of sale of the Eargo Max hearing aids. Please tell us what "lead conversion" means and expand your disclosure to clarify the reason for the increased lead conversion and the reason the Max drove your sales higher.

Critical accounting policies and estimates
Stock-based compensation
Fair value of common stock, page 85

8.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our

Christian Gormsen
Eargo, Inc.
December 5, 2019
Page 3

review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business
Overview, page 88

9. Please provide the basis for your statement on page 89 that you have achieved a "high level of consumer satisfaction."

Overview of Hearing Loss, page 91

10. Please revise the pie chart and bar graphs on this page to better differentiate the levels of hearing loss severity.

Intellectual Property, page 112

11. Please revise to specify the products, product groups and technologies to which your patents relate, the type of patent protection you have, whether you own or license the patents, the foreign jurisdictions where you currently have patents or patent applications and the expiration dates for your most material patents.

Principal Stockholders, page 139

12. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Future Fund Investment Company No.4 Pty Ltd, Pivotal Alpha Limited and The Charles and Helen Schwab Living Trust U/A DTD 11/22/1985 if Charles and Helen Schwab are not the trustees.

Consolidated financial statements
Notes to the consolidated financial statements
2. Summary of significant accounting policies, page F-7

13. Under concentration of credit risk you disclose that 45% of your accounts receivable are from a third-party financing partner as of year-end. Please provide an accounting policy for transactions involving your financing partner. In addition, describe any impact this arrangement has on your accounting for revenue.

14. We note from your website that you offer for a fee a one-time replacement for lost or damaged items "not related to normal use." Please disclose how you account for this "loss and damage policy," and provide us any necessary additional accounting analysis.

You may contact Michael Fay at 202-551-3812 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan C. Mendelson, Esq.